

Megan Stoll · 3rd

 **Treefort Music Fest**

Creative & Marketing Director

San Francisco Bay Area · 500+ connections · **Contact info**

Featured

**Megan's Magical Music Machine, a playlist by Megan o
Spotify**

Spotify

A collection of songs I'm currently listening to.....updated
often. For fans of my old radio show, Explorations. New t
on top.

Experience



Marketing Director, Co-Founder

Treefort Music Fest

Nov 2011 – Present · 8 yrs 9 mos

Boise, ID

Multi-venue emerging artists music and arts festival in Downtown Boise, Idaho | March 25-29,
2020.

@treefortfest | #treefort2020

youtube.com/treefortmusicfest
www.treefortmusicfest.com

  

+6

Marketing Director, Co-Founder

Duck Club Presents

Sep 2012 – Present · 7 yrs 11 mos

Boise, Idaho Area

Bringing a wide variety of live music to a variety of venues in downtown Boise. Tour booking.



Foerstel

7 yrs 1 mo

New Business Development

Apr 2019 – Oct 2019 · 7 mos

San Francisco Bay Area

Foerstel is a strategic design firm that deeply values all things organic, natural and sustainable Our goal is to help companies build a stronger and more effective brand experience for their target audience.

Marketing + PR Support

Oct 2012 – Oct 2019 · 7 yrs 1 mo

Creative Director

Rowdy Mouse Media

Apr 2012 – Apr 2013 · 1 yr 1 mo

Worldwide

Music licensing, publicity, PR, marketing, radio promotions, custom music production available

Freelancer

Self Employed

Oct 2011 – Dec 2012 · 1 yr 3 mos

Combining superior communications, strategic planning, media relations, integrated social media plan, event planning, marketing, and brand management, I aim to increase the exposure of your brand through various social media outlets with maximum measurement and results.

Education



University of North Carolina at Greensboro
BS, Textile Products Design and Marketing
1999 – 2003
Activities and Societies: Alpha Delta Pi

Skills & Endorsements

Advertising · 66

Endorsed by **Devon Webb, who is highly skilled at this**

 Endorsed by **2 of Megan's colleagues at**

Social Media · 55

Endorsed by **Angelo Papapavlos and 3 others who are highly skilled at this**

 Endorsed by **2 of Megan's colleagues at Music Fest**

Marketing · 39

 Endorsed by **April Howard, who is highly skilled at this**

 Endorsed by **3 of Megan's colleagues at**

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Recommendations

Received (1)   Given (2)



Robb Hicken
Internet Content Consultant
September 4, 2012, Megan worked with Robb in the same group

You wanted something done, you go to Megan. She's able miracles out of hats, coordinate falling stars, and align the planets. Got a project? She's the go-to person.

